The information contained within this announcement is deemed by the Company to constitute inside information as stipulated by the Market Abuse Regulation (EU) No.596/2014, as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018 (“MAR”). Upon the publication of this announcement, the inside information is now considered to be in the public domain.

July 27, 2023
Strong H1 and Q2 2023 Financial Results; FY 2023 Guidance Raised
• Q2 2023 SUBLOCADE® Net Revenue (NR) of $155m, +58% versus Q2 2022
• OPVEE® launch projected for Q4 2023
• FY 2023 SUBLOCADE NR and overall NR guidance raised; FY 2023 adjusted operating income now expected to be higher than FY 2022

Period to June 30th (Unaudited)	Q2 2023 $m	Q2 2022 $m	% Change	H1 2023 $m	H1 2022 $m	% Change
Net Revenue	276	221	25%	529	428	24%
Operating Profit	61	63	-3%	118	117	1%
Net Income	39	48	-19%	83	89	-7%
Diluted EPS[1] ($)	$0.27	$0.33	-18%	$0.59	$0.61	-3%
Adjusted Basis
Adj. Operating Profit[2]	71	60	18%	142	114	25%
Adj. Net Income[2]	56	45	24%	112	86	30%
Adj. Diluted EPS1 2 ($)	$0.39	$0.31	26%	$0.79	$0.59	34%
1 On October 10, 2022, Indivior PLC completed a 5:1 share consolidation. The Company’s basic and diluted weighted average number of shares outstanding, basic earnings per share, diluted earnings per share and adjusted earnings per share (basic and diluted) have been retrospectively adjusted to reflect the share consolidation in all the periods presented. See Note 6 for further discussion.
2 Adjusted Basis excludes the impact of exceptional items and other adjustments as referenced and reconciled in the "Adjusted Results" appendix on page 28. Adjusted results are not a substitute for, or superior to, reported results presented in accordance with International Financial Reporting Standards.
The 'Company' refers to Indivior PLC and the 'Group' refers to the Company and its consolidated subsidiaries.
Comment by Mark Crossley, CEO of Indivior PLC
"This has been another strong quarter of financial results and delivery against our strategic priorities, and I would like to thank our teams for their unwavering dedication to our patients. The growth of SUBLOCADE (buprenorphine extended release) continues as we further increased the depth of prescribing in Organized Health Systems (OHS), in line with our strategy, and reached a major milestone of over 100,000 U.S. SUBLOCADE patients.
We also achieved additional key milestones to help secure our future growth potential and were pleased with the decision of the U.S. Food & Drug Administration (FDA) to approve OPVEE (nalmefene) nasal spray, our new and differentiated overdose reversal agent for natural and synthetic opioids, such as fentanyl, and we remain on track for a fourth quarter launch. We were also excited to complete our additional listing on Nasdaq which we believe will provide us with a broadened platform to increase awareness of Indivior in the U.S. and the substance use disorder disease space. Finally, we made significant progress in addressing legacy litigation. As previously disclosed, during the quarter we were able to reach a settlement with a class of anti-trust plaintiffs, and are focused on resolving outstanding matters at the right value.
Our progress in the first six months and positive expectations for the remainder of the year support an increase to our guidance for 2023, and further reinforce our confidence in our attractive medium-term profitable growth aspirations."
H1 / Q2 2023 Financial Highlights
•H1 2023 total net revenue (NR) of $529m increased 24% (H1 2022: $428m); Q2 2023 total NR of $276m increased 25% (Q2 2022: $221m).
•H1 2023 reported operating profit of $118m increased 1% (H1 2022: $117m); Q2 2023 reported operating profit of $61m declined 3% (Q2 2022: $63m). On an adjusted basis, H1 2023 operating profit of $142m increased 25% (Adjusted H1 2022: $114m). Adjusted Q2 2023 operating profit of $71m increased 18% (Adjusted Q2 2022: $60m).

•H1 2023 reported net income of $83m decreased 7% (H1 2022: $89m); Q2 2023 reported net income of $39m declined 19% (Q2 2022: $48m). On an adjusted basis, H1 2023 net income of $112m increased 30% (Adjusted H1 2022 net income: $86m). Adjusted Q2 2023 net income of $56m increased 24% (Adjusted Q2 2022: $45m).
•Cash and investments totaled $782m at the end of H1 2023 (including $26m restricted for self-insurance) (FY 2022: $991m), primarily reflecting the net cash outflow of $124m for the Opiant acquisition and litigation settlement payments of $177m.
H1 / Q2 2023 Operating Highlights
•H1 2023 SUBLOCADE NR of $287m (+57% vs. H1 2022); Q2 2023 SUBLOCADE NR of $155m (+58% vs. Q2 2022 and +17% vs. Q1 2023). The strong growth primarily reflects further OHS channel penetration in the U.S. and increased new U.S. patient enrollments. Q2 2023 U.S. dispenses were approx. 124,800 units (+65% vs. Q2 2022 and +16% vs. Q1 2023). Total U.S. SUBLOCADE patients on a 12-month rolling basis at the end of Q2 2023 were approximately 107,600 (+65% vs. Q2 2022 and +14% vs. Q1 2023).
•H1 2023 PERSERIS® NR of $19m (+58% vs. H1 2022); Q2 2023 PERSERIS NR of $11m (+57% vs. Q2 2022 and +38% vs. Q1 2023) reflects increasing awareness of the treatment across the U.S. healthcare system.
•SUBOXONE® (buprenorphine/naloxone) Film share in Q2 2023 averaged 19% (Q2 2022: 19%) and exited the quarter at 19% (Q2 2022: 19%).
•FDA approval of OPVEE for the emergency treatment of known or suspected opioid overdose induced by natural or synthetic opioids.
U.S. Listing
On June 12, 2023, the Company's shares began trading on the Nasdaq Global Select Market under the symbol "INDV". Indivior has retained its premium listing status on the London Stock Exchange and inclusion on the FTSE 250 index. No shares were offered as part of the additional U.S. listing.
Updated FY 2023 Guidance
The Group is updating its FY 2023 guidance to primarily reflect 1) increased NR expectations for SUBLOCADE based on the strong H1 2023 performance and expectations for the remainder of the year and 2) increased NR expectations for SUBOXONE Film due to the anticipated delayed timing of an approved fourth generic buprenorphine/naloxone sublingual film entrant to the U.S. market. Guidance continues to assume 1) commercial launch of OPVEE in the fourth quarter and 2) no material change in exchange rates for key currencies compared with FY 2022 average rates, notably USD/GBP and USD/EUR.

	Updated (July 27, 2023)	Previous (April 27, 2023)
Net Revenue (NR)[1]	$1,030m to $1,090m (+18% vs. FY 2022 at the mid-point)	$970m to $1,040m (+12% vs. FY 2022 at the mid-point)
SUBLOCADE NR	$590m to $630m (+50% vs. FY 2022 at the mid-point)	$550m to $600m (+41% vs. FY 2022 at the mid-point)
PERSERIS NR	No change	$45m to $55m (+82% vs. FY 2022 at the mid-point)
SUBOXONE Film Market Share	Accelerated rate of share decline in Q4 2023[2], including the assumed impact from the launch of a fourth buprenorphine/naloxone sublingual film generic entering the U.S. market in early Q4 2023	Accelerated rate of share decline in the H2 2023[2], along with the assumed impact from the launch of a fourth buprenorphine/naloxone sublingual film generic entering the U.S. market in H2 2023
Adjusted Gross Margin	No change	Low to mid 80% range
Adjusted SG&A	No change	$530m to $540m
R&D	No change	$90m to $100m
Adjusted Operating Profit	Higher than FY 2022’s adjusted operating income of $212m, as a result of higher NR guidance	Slightly below FY 2022’s adjusted operating income of $212m, as a result of the additional operating expenses associated with the Opiant acquisition, partially offset by higher NR guidance
1 FY 2023 NR from OPVEE is expected to be immaterial given the Q4 2023 launch timing
2 Reflecting underlying share erosion at a similar rate to the last two years (approximately 2 share points p.a.)

U.S. OUD Market Update
In Q2 2023, the U.S. buprenorphine medication-assisted treatment (BMAT) market grew in mid-single digits. The Group continues to expect long-term U.S. market growth to be sustained in the mid- to high-single digit percentage range due to increased overall public awareness of the opioid epidemic and approved treatments, together with regulatory and legislative actions, such as the late 2022 enactment of the Mainstreaming Addiction Treatment Act, that have expanded OUD treatment funding and treatment capacity. The Group believes these regulatory and legislative actions will help to normalize the chronic disease of addiction and expand access to evidence-based buprenorphine treatment in the U.S. and supports these actions.
Financial Performance H1 and Q2 2023
Total net revenue in H1 2023 increased 24% to $529m (H1 2022: $428m) at actual exchange rates (+25% at constant exchange rates). In Q2 2023, total net revenue increased 25% at actual exchange rates (+25% at constant exchange rates) to $276m (Q2 2022: $221m).
U.S. net revenue increased 26% in H1 2023 to $435m (H1 2022: $344m) and by 26% in Q2 2023 to $226m (Q2 2022: $179m). Strong year-over-year SUBLOCADE and PERSERIS volume growth, along with underlying BMAT market growth were the principal drivers of the net revenue increase in both periods.
Rest of World (ROW) net revenue increased 12% at actual exchange rates in H1 2023 to $94m (H1 2022: $84m) (+18% at constant exchange rates1). In Q2 2023, ROW net revenue increased 19% at actual exchange rates to $50m (Q2 2022: $42m) (+20% at constant exchange rates1). In both the period and quarter, positive contributions from new products (SUBLOCADE / SUBUTEX® Prolonged Release and SUBOXONE Film) were partially offset by ongoing competitive pressure on legacy tablet products. Unfavorable foreign currency translation also impacted underlying growth. H1 2023 and Q2 2023 SUBLOCADE / SUBUTEX Prolonged Release net revenue in ROW were $20m (H1 2022: $12m) and $10m (Q2 2022: $6m) at actual exchange rates, respectively.
1 Net revenue at constant exchange rates is an alternative performance measure used by management to evaluate underlying performance of the business and is calculated by applying the prior year exchange rate to net revenue in the currencies of the foreign entities.
Gross margin as reported in H1 2023 was 83% (H1 2022: 82%) and 82% in Q2 2023 (Q2 2022: 83%), respectively. Excluding $2m of other adjustments for amortization of acquired intangible assets within cost of sales, adjusted gross margin in H1 2023 and Q2 2023 was 84% and 83%, respectively. The adjusted gross margin improvement for H1 2023 primarily reflects an improved product mix from the continued growth of SUBLOCADE. These benefits were partially offset by cost inflation. Adjusted Q2 2023 gross margin was essentially unchanged versus the same year-ago quarter.
SG&A expenses as reported in H1 2023 were $264m (H1 2022: $217m) and $133m as reported in Q2 2023 (Q2 2022: $109m). H1 2023 and Q2 2023 included $22m and $8m, respectively, of exceptional costs related to the acquisition of Opiant Pharmaceuticals, Inc. and to the preparation of the additional listing of Indivior shares on Nasdaq. H1 2022 and Q2 2022 included $2m of exceptional consulting costs incurred in preparation for the additional listing of Indivior shares on the Nasdaq.
Excluding exceptional items, H1 2023 SG&A expense increased 13% to $242m (Adjusted H1 2022: $215m); Q2 2023 SG&A expense increased 17% to $125m (Adjusted Q2 2022: $107m). The increases in both periods primarily reflect higher personnel related expenses, legal defense costs, and cost inflation.
R&D expenses in H1 2023 and Q2 2023 were $59m and $32m, respectively (H1 2022: $23m; Q2 2022: $14m), and represented increases of 157% and 129%, respectively. The increases in both periods were primarily due to a greater activity level related to certain post-marketing studies for SUBLOCADE and PERSERIS, process validation testing related to LAI (long-acting injectable) capacity expansion and the start-up of OPVEE production, as well as ongoing early-stage pipeline activities, including pipeline assets from the Opiant acquisition.
Net other operating income in H1 2023 and Q2 2023 was $1m and $nil, respectively, (H1 2022: $4m income; Q2 2022: $3m income). H1 2022 and Q2 2022 included $5m of exceptional benefit related to a Directors' & Officers' insurance claim settlement.
Operating profit as reported was $118m in H1 2023 (H1 2022: $117m). Exceptional costs and other adjustments of $24m are included in the current period. Net exceptional benefits of $3m were included in H1 2022. On an adjusted basis, H1 2023 operating profit increased 25% to $142m (H1 2022: $114m). The increases on a reported and adjusted basis primarily reflected higher NR from the Group's LAI products, partially offset by increased SG&A and R&D expenses, as described above.

Q2 2023 operating profit as reported was $61m (Q2 2022: $63m). Exceptional costs and other adjustments of $10m are included in the current period while exceptional benefits of $3m were included in the year-ago period. On an adjusted basis, Q2 2023 operating profit increased 18% to $71m (Adjusted Q2 2022: $60m). The increase on an adjusted basis primarily reflected the same factors as noted above.
Net finance income as reported was $2m in H1 2023 (H1 2022: $11m expense). The change in net finance income (expense) reflected higher interest income earned on the Group's investments.
Reported tax expense was $37m in H1 2023, or a rate of 31% (H1 2022 tax expense: $17m, 16%). Adjusted H1 2023 tax expense was $32m, excluding the $5m in exceptional tax items and tax expense on exceptional items and other adjustments, an effective tax rate of 22%. Exceptional tax items are comprised of a $5m write off of deferred tax assets and tax expense due to limitation on the deduction of executive compensation by U.S. publicly traded companies and $3m change in estimate as to the tax benefit of legal provisions booked in the prior year. The Q2 2023 reported tax expense was $23m, or a rate of 37% (Q2 2022: $10m, 17%). The tax expense on Q2 2023 adjusted profits amounted to $16m, excluding the $7m in tax related exceptional items and other adjustments, which represented an effective tax rate of 22%. There were no exceptional tax items recorded in H1 2022 and Q2 2022, respectively. The increase in the effective tax rate on adjusted profits was primarily driven by the increase in the UK corporation tax rate from 19% to 23.5%, and the temporary reduction in UK innovation incentives due to 2022 losses.
Reported and adjusted net income in H1 2023 was $83m and $112m, respectively (H1 2022 reported net income: $89m; H1 2022 Adjusted net income: $86m). The increase in net income on an adjusted basis of 30% primarily reflected higher NR partially offset by the increase in operating expense. Q2 2023 net income on a reported basis was $39m (Q2 2022: $48m), and $56m on an adjusted basis excluding the net after-tax impact from exceptional items and other adjustments (Adjusted Q2 2022: $45m). Higher Q2 2023 net income on an adjusted basis was primarily due to strong NR growth.
Diluted earnings per share on a reported and adjusted basis were $0.59 and $0.79 in H1 2023, respectively (H1 2022: $0.61 earnings per share on a diluted basis and $0.59 earnings per share adjusted diluted basis). In Q2 2023, diluted earnings per share and adjusted diluted earnings per share were $0.27 and $0.39, respectively (Q2 2022: $0.33 earnings per share on a diluted basis and $0.31 earnings per share adjusted diluted basis).
Balance Sheet & Cash Flow
Cash and investments totaled $782m at the end of Q2 2023, a decrease of $209m versus the $991m position at year-end 2022. Generation of cash primarily from operating profit of $118m in H1 2023 was offset by the net cash outflow of $124m for the Opiant acquisition, including the transferred cash balance, settlement payment of $103m related to the multidistrict antitrust class state claims (refer to Note 13), in addition to the Group's scheduled litigation settlement payments totaling $74m primarily for the Department of Justice (DOJ), Reckitt Benckiser (RB) and Dr. Reddy's Laboratories (DRL) matters.
See also "Risk Factor Update" below.
Net working capital, defined by management as inventory plus trade receivables, less trade and other payables, was negative $329m on June 30, 2023, versus negative $283m at the end of FY 2022. The change in the period was primarily a result of timing of payments made on government rebate and trade payables.
Cash used in operations in H1 2023 was $26m (H1 2022 cash used: $14m), primarily due to settlement payments related to the multidistrict antitrust class state claims, DOJ Resolution, DRL settlement, RB settlement and timing of payments made on government rebate and trade payables. Before these settlement related items, cash generated from operations in the current period was $151m. Net cash outflow from operating activities was $55m in H1 2023 (H1 2022 cash outflow: $48m) reflecting tax payments and interest paid on the Group's term loan facility and settlement payments, partially offset by interest received on investments.
H1 2023 cash outflow from investing activities was $103m (H1 2022 cash outflow: $162m) which reflects $124m for the Opiant acquisition, net of cash assumed. In the prior year period, the outflow from investing activities primarily reflects the net investment in a portfolio of investment-grade debt securities and ordinary shares of Aelis Farma.
H1 2023 cash outflow from financing activities was $24m (H1 2022 cash outflow: $34m) reflecting the extinguishment of debt assumed in the Opiant acquisition, as well as shares repurchased and cancelled, principal portion of lease payments and quarterly amortization of the Group’s term loan facility partially offset by proceeds received from the issuance of shares.

R&D / Pipeline Update
Indivior’s quarterly R&D and pipeline update may be found on our website, www.indivior.com under the tab "Our Science"/Pipeline. Information contained in or accessible through our website should not be considered a part of this press release.
Risk Factors Update
The nature and potential impact of the principal risks, uncertainties, and emerging risks facing the Group did not change in the first half of 2023, and are not expected to change in the second half of 2023, except for legal and intellectual property:
As discussed in Note 13 “Legal Proceedings”, the Group is a party to legacy lawsuits filed by various private plaintiffs alleging violations of civil antitrust laws and other claims relating to the Group’s marketing of SUBOXONE Film. A majority of those actions have been consolidated in multidistrict litigation (the “Antitrust MDL”) in the Eastern District of Pennsylvania.
In 2022, the Group recorded a provision of $290m for the purpose of settlement with respect to the Antitrust MDL claims filed by all three plaintiff classes. On June 1, 2023, the Group reached a settlement with one of those classes, the states, for $103m. The settlement is consistent with the 2022 Provision, which has been reduced by the $103m payment made to the states.
As mentioned in Note 1, "Basis of Preparation and Accounting Policies", and Note 13, "Legal Proceedings", the Group has not reached a settlement with the end payors class or direct purchasers class.
The Directors continue to believe the near-term litigation outcomes can be appropriately managed and that, should such ongoing legal proceedings go to trial, the Group has meritorious defenses against liability, and meritorious arguments that could substantially reduce claimed damages, should liability be found. However, if Indivior Inc. were found liable in respect of the remaining claims filed by various private plaintiffs alleging violations of civil antitrust laws and other claims relating to the Group’s marketing of SUBOXONE Film (the “Antitrust MDL"), if the Plaintiffs were awarded damages, and if the Group were to be unable to significantly reduce the claimed damages at trial or in any subsequent proceeding (and considering treble damages to be awarded under U.S. antitrust laws), then the Group’s financial position, results and future cash flows would be materially adversely affected and the amount of damages would exceed the Group’s resources to pay. There is a reasonable prospect the timing of any appeal (or any subsequent proceeding) and/or required payment of the damages could now fall within the going concern period.
Notwithstanding the Group’s belief that it can appropriately manage the remaining claims has not changed (including no change in the quantum of provision recognized for settlement purposes) and that it has meritorious defenses against liability and meritorious arguments that could substantially reduce the claimed damages and any resulting award should it be found liable at trial, the Directors have concluded the possibility the Group could be found liable at trial in respect of the remaining claims and could be unable to reduce the damages at trial (or in any subsequent proceeding) within the current going concern period represents a material uncertainty that may cast significant doubt upon the Group’s ability to continue to adopt the going concern basis of accounting in the future. Nevertheless, the Directors have concluded the going concern basis of accounting remains appropriate for the accounting and preparation of these Condensed Financial Statements, with the addition of the material uncertainty as described above. See Note 1 "Basis of Preparation and Accounting Policies”.
Exchange Rates
The average and period end exchange rates used for the translation of currencies into U.S. dollars that have most significant impact on the Group’s results were:

	6 Months to June 30, 2023	6 Months to June 30, 2022
GB £ period end	1.2648	1.2194
GB £ average rate	1.2329	1.3015

€ Euro period end	1.0911	1.0524
€ Euro average	1.0807	1.0952

Webcast Details
A live webcast presentation will be held on July 27, 2023, at 13:00 BST (8:00 am EDT) hosted by Mark Crossley, CEO. The details are below. All materials will be available on the Group’s website prior to the event at www.indivior.com.
The webcast link: https://edge.media-server.com/mmc/p/z4yh2znf

Participants may access the presentation telephonically by registering with the following link:
https://register.vevent.com/register/BI80255ae130d847e3944c2584e201ae3e
(Registrants will have an option to be called back directly immediately prior to the call or be provided a call-in # with a unique pin code following their registration)
For Further Information

Investor Enquiries	Jason Thompson	VP, Investor Relations Indivior PLC	+1 804 402 7123 jason.thompson@indivior.com
	Tim Owens	Director, Investor Relations Indivior PLC	+1 804 263 3978 timothy.owens@indivior.com
Media Enquiries	Jonathan Sibun	Teneo U.S. Media Inquiries	+44 (0)20 7353 4200 +1 804 594 0836 Indiviormediacontacts@indivior.com
The person responsible for the release of this announcement on behalf of Indivior for the purposes of MAR is Kathryn Hudson (Company Secretary).
Corporate Website    www.indivior.com
This announcement does not constitute an offer to sell, or the solicitation of an offer to subscribe for or otherwise acquire or dispose of shares in the Group to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation.
About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD) and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,000 individuals globally and its portfolio of products is available in 39 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.
Important Cautionary Note Regarding Forward-Looking Statements
This announcement contains certain statements that are forward-looking. Forward-looking statements include, among other things, statements regarding the Indivior Group’s financial guidance for 2023 and its medium- and long-term growth outlook; strategies for value creation; expectations for sales levels for particular products; expectations regarding the cost to resolve the Group's legal proceedings and regulatory matters; expected market growth rates, growing normalization of medically assisted treatment for opioid use disorder, and expanded access to treatment; expected changes in market share; future exchange rates; operational goals; our product development pipeline and potential future products; expectations regarding regulatory approval of such product candidates, the timing of such approvals, and the timing of commercial launch of such products or product candidates, and eventual annual revenues of such future products; expectations regarding the extent and impact of competition; and other statements containing the words "believe", "anticipate", "plan", "expect", "intend", "estimate", "forecast," “strategy,” “target,” “guidance,” “outlook,” “potential”, "project", "priority," "may", "will", "should", "would", "could", "can", "outlook," "guidance", the negatives thereof, and variations thereon and similar expressions. By their nature, forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.
Actual results may differ materially from those expressed or implied in such statements because they relate to future events. Various factors may cause differences between Indivior's expectations and actual results, including, among others, the material risks described in the most recent Indivior PLC Annual Report and in subsequent releases; the substantial litigation and ongoing investigations to which we are or may become a party; our reliance on third parties to manufacture commercial supplies of most of our products, conduct our clinical trials and at times to collaborate on products in our pipeline; our ability to comply with legal and regulatory settlements, healthcare laws and regulations, requirements imposed by regulatory agencies and payment and reporting obligations under government pricing programs; risks related to the manufacture and distribution of our products, some of which are controlled substances; market acceptance of our products as well as our ability to commercialize our products and compete with other market participants; the uncertainties related to the development of new products, including through acquisitions, and the related regulatory approval process; our dependence on a small number of significant customers; our ability to retain key personnel or attract new personnel; our dependence on third-party payors for the reimbursement of our products and the increasing focus on pricing and competition in our industry; unintended side effects caused by the clinical study or commercial use of our products; our use of hazardous materials in our manufacturing facilities; our import, manufacturing and distribution of controlled substances; our ability to successfully execute acquisitions, partnerships, joint ventures, dispositions or other strategic acquisitions; our ability to protect our intellectual property rights and the substantial cost of litigation or other proceedings related to intellectual property rights; the risks related to product liability claims or product recalls; the significant amount of laws and regulations that we are subject to, including due to the international nature of our business; macroeconomic trends and other global developments; the terms of our debt instruments, changes in our credit ratings and our ability to service our indebtedness and other obligations as they come due; changes in applicable tax rate or tax rules, regulations or interpretations; and our ability to realize our deferred tax assets.
Forward-looking statements speak only as of the date that they are made and should be regarded solely as our current plans, estimates and beliefs. Except as required by law, we do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

Unaudited condensed consolidated interim income statement

		Q2 2023	Q2 2022	H1 2023	H1 2022
For the three and six months ended June 30	Notes	$m	$m	$m	$m
Net Revenue	2	276	221	529	428
Cost of sales		(50)	(38)	(89)	(75)
Gross Profit		226	183	440	353
Selling, general and administrative expenses	3	(133)	(109)	(264)	(217)
Research and development expenses	3	(32)	(14)	(59)	(23)
Net other operating income	3	—	3	1	4
Operating Profit		61	63	118	117
Finance income	4	11	2	21	2
Finance expense	4	(10)	(7)	(19)	(13)
Net Finance Income/(Expense)		1	(5)	2	(11)
Profit Before Taxation		62	58	120	106
Income tax expense	5	(23)	(10)	(37)	(17)
Net Income		39	48	83	89

Earnings per ordinary share (in dollars)*
Basic earnings per share	6	$0.28	$0.34	$0.61	$0.63
Diluted earnings per share	6	$0.27	$0.33	$0.59	$0.61
* Basic and diluted earnings per share reflect the impact of the Company's share consolidation for all periods presented. Refer to Note 6 for further details.
Unaudited condensed consolidated interim statement of comprehensive income

	Q2 2023	Q2 2022	H1 2023	H1 2022
For the three and six months ended June 30	$m	$m	$m	$m
Net income	39	48	83	89
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss in subsequent years:
Foreign currency translation adjustment, net	4	(14)	4	(20)
Other comprehensive income/(loss)	4	(14)	4	(20)
Total comprehensive income	43	34	87	69

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim balance sheet

		Jun 30, 2023	Dec 31, 2022
	Notes	$m	$m
ASSETS
Non-current assets
Intangible assets	7	199	70
Property, plant and equipment		54	54
Right-of-use assets		35	31
Deferred tax assets	5	210	219
Investments	8	93	98
Other assets	9	46	38
		637	510
Current assets
Inventories		131	114
Trade receivables		229	220
Other assets	9	34	27
Current tax receivable	5	11	5
Investments	8	97	119
Cash and cash equivalents		592	774
		1,094	1,259
Total assets		1,731	1,769

LIABILITIES
Current liabilities
Borrowings	10	(3)	(3)
Provisions	11	(196)	(303)
Other liabilities	11	(70)	(79)
Trade and other payables	14	(689)	(617)
Lease liabilities		(9)	(8)
Current tax liabilities	5	(5)	(9)
		(972)	(1,019)
Non-current liabilities
Borrowings	10	(236)	(237)
Provisions	11	(5)	(5)
Other liabilities	11	(368)	(428)
Lease liabilities		(33)	(29)
		(642)	(699)
Total liabilities		(1,614)	(1,718)
Net assets		117	51

EQUITY
Capital and reserves
Share capital	15	69	68
Share premium		9	8
Capital redemption reserve		6	6
Other reserve		(1,295)	(1,295)
Foreign currency translation reserve		(35)	(39)
Retained earnings		1,363	1,303
Total equity		117	51
The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim statement of changes in equity

	Notes	Share capital	Share premium	Capital redemption reserve	Other reserve	Foreign currency translation reserve	Retained earnings	Total equity
		$m	$m	$m	$m	$m	$m	$m
Balance at January 1, 2022		70	7	3	(1,295)	(20)	1,438	203
Comprehensive income
Net income		—	—	—	—	—	89	89
Other comprehensive loss		—	—	—	—	(20)	—	(20)
Total comprehensive income		—	—	—	—	(20)	89	69
Transactions recognized directly in equity
Shares issued		1	—	—	—	—	—	1
Share-based plans		—	—	—	—	—	7	7
Settlement of tax on equity awards		—	—	—	—	—	(10)	(10)
Shares repurchased and cancelled		(1)	—	1	—	—	(29)	(29)
Transfer to share repurchase liability		—	—	—	—	—	(13)	(13)
Taxation on share-based plans		—	—	—	—	—	2	2
Balance at June 30, 2022		70	7	4	(1,295)	(40)	1,484	230

Balance at January 1, 2023		68	8	6	(1,295)	(39)	1,303	51
Comprehensive income
Net income		—	—	—	—	—	83	83
Other comprehensive income		—	—	—	—	4	—	4
Total comprehensive income		—	—	—	—	4	83	87
Transactions recognized directly in equity
Shares issued		1	1	—	—	—	—	2
Share-based plans		—	—	—	—	—	11	11
Settlement of tax on equity awards		—	—	—	—	—	(21)	(21)
Shares repurchased and cancelled		—	—	—	—	—	(11)	(11)
Transfer from share repurchase liability		—	—	—	—	—	9	9
Taxation on share-based plans		—	—	—	—	—	(11)	(11)
Balance at June 30, 2023		69	9	6	(1,295)	(35)	1,363	117
The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim cash flow statement

	2023	2022
For the six months ended June 30	$m	$m
CASH FLOWS FROM OPERATING ACTIVITIES
Operating Profit	118	117
Depreciation and amortization of property, plant and equipment and intangible assets	7	7
Depreciation of right-of-use assets	5	4
Gain on disposal of intangible assets	—	(1)
Share-based payments	11	7
Impact from foreign exchange movements	2	(6)
Unrealized (gain)/loss on equity investment	(1)	2
Settlement of tax on employee awards	(21)	(10)
(Increase)/decrease in trade receivables	(8)	3
(Increase)/decrease in current and non-current other assets	(8)	3
Increase in inventories	(11)	(10)
Increase/(decrease) in trade and other payables	60	(29)
Decrease in provisions and other liabilities[1]	(180)	(101)
Cash used in operations	(26)	(14)
Interest paid	(17)	(13)
Interest received	21	1
Taxes paid	(33)	(21)
Transaction costs related to debt refinancing	—	(1)
Net cash outflow from operating activities	(55)	(48)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of assets, net of cash acquired (refer to Note 16)	(124)	—
Purchase of property, plant and equipment	(2)	(2)
Purchase of investments	(36)	(171)
Maturity of investments	64	10
Purchase of intangible asset	(5)	—
Proceeds from disposal of intangible assets	—	1
Net cash outflow from investing activities	(103)	(162)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings	(11)	(1)
Principal elements of lease payments	(4)	(4)
Shares repurchased and cancelled	(11)	(29)
Proceeds from the issuance of ordinary shares	2	—
Net cash outflow from financing activities	(24)	(34)

Exchange difference on cash and cash equivalents	—	(1)

Net decrease in cash and cash equivalents	(182)	(245)
Cash and cash equivalents at beginning of the period	774	1,102
Cash and cash equivalents at end of the period	592	857
1Changes in the line item provisions and other liabilities for H1 2023 include litigation settlement payments totaling $177m (H1 2022: $108m). $3m of interest paid on the DOJ Resolution in H1 2023 has been recorded in the interest paid line item (H1 2022: $4m).

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Notes to the unaudited condensed consolidated interim financial statements
1. BASIS OF PREPARATION AND ACCOUNTING POLICIES
Indivior PLC (the 'Company') is a public limited company incorporated on September 26, 2014 and domiciled in the United Kingdom. In these unaudited condensed consolidated interim financial statements (‘Condensed Financial Statements’), reference to the ‘Group’ means the Company and all its subsidiaries.
The Condensed Financial Statements have been prepared in accordance with UK adopted International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The Condensed Financial Statements have been reviewed and are unaudited and do not include all the information and disclosures required in the annual financial statements. Therefore the Condensed Financial Statements should be read in conjunction with the Group’s Annual Report and Accounts for the year ended December 31, 2022, which were prepared in accordance with UK-adopted International Accounting Standards and in conformity with the Companies Act 2006 as applicable to companies reporting under those standards. These Condensed Financial Statements were approved for issue on July 26, 2023.
In May 2023, the International Accounting Standards Board issued International Tax Reform—Pillar Two Model Rules which amended IAS 12 Income Taxes. Refer to Note 5 for details.
In 2023, the Group acquired 100% of the share capital of Opiant Pharmaceuticals, Inc. (“Opiant”) which has been accounted for as an asset acquisition as substantially all of the fair value of the gross assets acquired is concentrated in the value of the in-process research and development. The Group has disclosed new accounting policies in Note 16 regarding the policy elected for treatment of contingent consideration and the method used to evaluate whether an acquisition is a business combination or asset acquisition.
Following the effectiveness of the additional U.S. listing of Indivior shares, presentation of exceptional items and adjusted results has been removed from the Condensed Financial Statements. This change creates consistency with presentation of financial statements included in Indivior’s SEC registration statement and better aligns to the market practice for companies with U.S. listings. The change has been applied to all periods presented.
In preparing these Condensed Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2022, except for estimates used in determining the valuation of the in-process research and development associated with the acquisition of Opiant and changes in estimates that are required in determining the provision for income taxes.
The Directors have assessed the Group’s ability to maintain sufficient liquidity to fund its operations, fulfill financial and compliance obligations as set out in Note 11, and comply with the minimum liquidity covenant in the Group’s debt facility for the period to December 2024 (the going concern period). A base case model was produced reflecting:
•Board approved forecasts and financial plans for the period;
•the acquisition of Opiant completed in Q1 2023; and
•settlement of liabilities and provisions in line with contractual or expected terms.
The Directors also assessed a ‘severe but plausible’ downside scenario which included the following key changes to the base case within the going concern period:
•the risk that SUBLOCADE will not meet revenue growth expectations by modelling a 15% decline on forecasts;
•an accelerated decline in sublingual product sales including reversion to generic analogues for SUBOXONE Film in the U.S.; and
•stress testing of settlement payments from ongoing legal proceedings.
Under both the base case and the downside scenario, sufficient liquidity exists and is generated by the business such that all operational and covenant requirements are met for the going concern period.
The Directors continue to believe the near-term litigation outcomes can be appropriately managed and that, should such ongoing legal proceedings go to trial, the Group has meritorious defenses against liability, and meritorious arguments that could substantially reduce claimed damages, should liability be found. However, if Indivior Inc. were found liable in respect of the remaining claims filed by various private plaintiffs alleging violations of civil antitrust laws and other claims relating to the Group’s marketing of SUBOXONE® Film, if the Plaintiffs were awarded damages, and if the Group were to be unable to significantly reduce the claimed damages at trial or in any subsequent proceeding (and considering treble damages to be awarded under U.S. antitrust laws), then the Group’s financial position, results and future cash flows would be materially adversely affected and the amount of damages would exceed the Group’s resources to pay. There is a reasonable prospect the timing of any appeal (or any subsequent proceeding) and/or required payment of the damages could now fall within the going concern period.

Notwithstanding the Group’s belief that it can appropriately manage the remaining claims has not changed and that it has meritorious defenses against liability and meritorious arguments that could substantially reduce the claimed damages and any resulting award should it be found liable at trial, the Directors have concluded the possibility the Group could be found liable at trial in respect of the remaining claims and could be unable to reduce the damages at trial (or in any subsequent proceeding) within the current going concern period represents a material uncertainty that may cast significant doubt upon the Group’s ability to continue to adopt the going concern basis of accounting in the future. Nevertheless, the Directors have concluded the going concern basis of accounting remains appropriate for the accounting and preparation of these Condensed Financial Statements, with the addition of the material uncertainty as described above.
The financial information contained in this document does not constitute statutory accounts as defined in section 434 and 435 of the Companies Act 2006. The Group’s statutory financial statements for the year ended December 31, 2022, were approved by the Board of Directors on March 7, 2023, and delivered to the Registrar of Companies. The auditor's report on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under section 498 of the Companies Act 2006.
2. SEGMENT INFORMATION
The Group is engaged in a single business activity, which is predominantly the development, manufacture, and sale of buprenorphine-based prescription drugs for treatment of opioid dependence and related disorders. The CEO reviews disaggregated net revenue on a geographical and product basis and allocates resources on a functional basis between Commercial, Supply, Research and Development, and other Group functions. Financial results are reviewed on a consolidated basis for evaluating financial performance and allocating resources. Accordingly, the Group operates in a single reportable segment.
Net revenue and non-current assets
Revenues are attributed geographically based on the country where the sale originates. The following tables represent net revenues and non-current assets, net of accumulated depreciation, amortization and impairment, by country. Non-current assets for this purpose consist of intangible assets, property, plant and equipment, right-of-use assets, investments, and other assets.
Net revenue:

	Q2 2023	Q2 2022	H1 2023	H1 2022
For the three and six months ended June 30	$m	$m	$m	$m
United States	226	179	435	344
Rest of World	50	42	94	84
Total	276	221	529	428
On a disaggregated basis, the Group’s net revenue by major product line:

	Q2 2023	Q2 2022	H1 2023	H1 2022
For the three and six months ended June 30	$m	$m	$m	$m
Sublingual/other	110	116	223	233
SUBLOCADE®	155	98	287	183
PERSERIS®	11	7	19	12
Total	276	221	529	428
Non-current assets:

	Jun 30, 2023	Dec 31, 2022
	$m	$m
United States	200	65
Rest of World	227	226
Total	427	291

3. OPERATING EXPENSES AND NET OTHER OPERATING INCOME
The table below sets out selected operating costs and expense information:
Operating expenses

	Q2 2023	Q2 2022	H1 2023	H1 2022
For the three and six months ended June 30	$m	$m	$m	$m
Research and development expenses	(32)	(14)	(59)	(23)

Selling and marketing expenses	(58)	(55)	(111)	(107)
Administrative and general expenses[1]	(75)	(54)	(153)	(110)
Selling, general, and administrative expenses	(133)	(109)	(264)	(217)

Depreciation, amortization, and impairment[2]	(3)	(3)	(7)	(6)
1 Administrative and general expenses in H1 2023 and Q2 2023 include $22m and $8m of costs related to the acquisition of Opiant Pharmaceuticals, Inc. and to the preparation of the additional listing of Indivior shares on Nasdaq.
2 Depreciation and amortization expense is included in research and development and selling, general and administrative expenses. Additionally, depreciation and amortization expense in H1 2023 of $5m (H1 2022: $5m) and Q2 2023 of $3m (Q2 2022: $3m) for intangibles and ROU assets is included within cost of sales.
The increase in research and development expenses is primarily due to greater activity level related to certain post-marketing studies for SUBLOCADE and PERSERIS, process validation testing related to LAI (long-acting injectable) capacity expansion and the start-up of OPVEE production, as well as ongoing early-stage pipeline activities, including pipeline assets from the Opiant acquisition.
The increase in selling, general, and administrative expenses primarily reflects costs related to the acquisition of Opiant (refer to Note 16), higher personnel related expenses, consulting costs incurred in preparation for the additional listing of Indivior shares on the Nasdaq, legal defense costs, and cost inflation.
Net other operating income

	Q2 2023	Q2 2022	H1 2023	H1 2022
For the three and six months ended June 30	$m	$m	$m	$m
Net proceeds from the sale of intangible assets	—	—	—	1
Directors' and Officers' insurance reimbursements	—	5	—	5
Fair value gain/(loss) on equity investment	—	(2)	1	(2)
Net other operating income	—	3	1	4

4. NET FINANCE INCOME (EXPENSE)

	Q2 2023	Q2 2022	H1 2023	H1 2022
For the three and six months ended June 30	$m	$m	$m	$m
Finance income
Interest income on cash and cash equivalents/investments	11	2	21	2
Total finance income	11	2	21	2
Finance expense
Interest expense on borrowings	(7)	(4)	(13)	(8)
Interest expense on lease liabilities	—	(1)	(1)	(1)
Interest expense on legal matters	(2)	(2)	(4)	(4)
Other interest expense	(1)	—	(1)	—
Total finance expense	(10)	(7)	(19)	(13)
Net finance income (expense)	1	(5)	2	(11)
The increases to finance income and finance expense were primarily due to higher interest rates. Investments in corporate debt and U.S. Treasury securities in 2022 also contributed to the increase in finance income.

5. TAXATION
The Group calculates tax expense for interim periods using the expected full year rates, considering the pre-tax income and statutory rates for each jurisdiction. To the extent practicable, a separate estimated average annual effective income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. Similarly, if different income tax rates apply to different categories of income (such as capital gains or income earned in particular industries), to the extent practicable a separate rate is applied to each individual category of interim period pre-tax income. The resulting expense is allocated between current and deferred taxes based on actual movement in deferred tax for the quarter, with the balance recorded to the current tax accounts.
In the six months ended June 30, 2023, the reported total tax expense was $37m, or a rate of 31% (H1 2022 tax expense: $17m, 16%). In the three months ended June 30, 2023, the reported total tax expense was $23m, or a rate of 37% (Q2 2022 tax expense: $10m, 17%). The enacted UK Statutory Corporation Tax rate has increased to 25% as of April 1, 2023, providing a blended rate of 23.5% for the year ended December 31, 2023. The increase in the effective tax rate on profits in both periods was primarily driven by this increase in the UK tax rate as well as the temporary reduction in UK innovation incentives due to 2022 losses, and the write off of $4m (3%) of deferred tax assets due to limitations on the deduction of executive compensation by U.S. publicly traded companies. Additional impacts in the reporting period of $4m (3%) relate to a change in estimate as to the tax benefit of legal provisions booked in the prior year.
The Group’s balance sheet at June 30, 2023 includes a current tax receivable of $11m (FY 2022: $5m), current tax liabilities of $5m (FY 2022: $9m), and deferred tax assets of $210m (FY 2022: $219m). The decrease in deferred tax assets is primarily due to the write off of share-based compensation future deductions.
The Group recognizes deferred tax assets to the extent that sufficient future taxable profits are probable against which these future tax deductions can be utilized. At June 30, 2023, the Group’s net deferred tax assets of $210m relate primarily to net operating loss carryforwards, inventory costs capitalized for tax purposes, and litigation liabilities. Recognition of deferred tax assets is reliant on forecast taxable profits arising in the jurisdiction in which the deferred tax asset is recognized. The Group has assessed recoverability of deferred tax assets using Group-level budgets and forecasts consistent with those used for the assessment of viability and asset impairments, particularly in relation to levels of future net revenues. These forecasts are subject to similar uncertainties to those assessments. This is reviewed each quarter and, to the extent required, an adjustment to the recognized deferred tax asset may be made. With the exception of specific assets that are not currently considered realizable, Management have concluded full recognition of deferred tax assets to be appropriate and do not believe a significant risk of material change in their assessment exists in the next 12 months.
Other tax matters
U.S. tax laws limit deductibility of compensation for certain management roles for U.S. listed companies. With the U.S. listing completed in June 2023, the Group wrote off deferred tax assets of $4m to tax expense and $7m to equity relating to future tax deductions of share-based compensation for which book expense has already been recognized. Additionally, the Group’s current tax liabilities increased by $7m, due to disallowance of current year compensation.
In June 2023, Finance (No.2) Act 2023 was substantively enacted in the UK, introducing a global minimum effective tax rate of 15%. The legislation implements a domestic top-up tax and a multinational top-up tax, effective for accounting periods starting on or after December 31, 2023. The Group has applied the recent amendment to IAS 12 which provides temporary relief to the recognition of deferred taxes relating to top-up minimum income taxes. Accordingly, the legislation is not expected to impact the Group’s taxes in 2023. The Group is reviewing this new UK tax legislation and similar proposed legislation in other jurisdictions to evaluate the potential impact on its effective tax rate in future periods.
As a multinational group, tax uncertainties remain in relation to Group financing, intercompany pricing, the location of taxable operations. Management have concluded tax provisions made to be appropriate and do not believe a significant risk of material change to uncertain tax positions exists in the next 12 months.
6. EARNINGS PER SHARE
Share consolidation
In September 2022, the Company’s shareholders approved a 5-for-1 share consolidation. In October 2022, the Company completed this share consolidation. Shareholders received 1 new Ordinary share with a nominal value of $0.50 each for every 5 previously existing Ordinary shares which had a nominal value of $0.10 each. All share and per share information of the Group, including basic and diluted weighted average number of shares outstanding, basic earnings per share, and diluted earnings per share reflect the share consolidation for all periods presented.
The table below sets out basic and diluted earnings per share for each period:

	Q2 2023	Q2 2022	H1 2023	H1 2022
For the three and six months ended June 30	$	$	$	$
Basic earnings per share	$0.28	$0.34	$0.61	$0.63
Diluted earnings per share	$0.27	$0.33	$0.59	$0.61

Basic
Basic earnings per share is calculated by dividing net income for the period attributable to owners of the Group by the weighted average number of ordinary shares in issue during the period.
Diluted
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares in the form of stock options and awards. These options and awards reflect the share consolidation for all periods presented, referred to above. The weighted average number of shares is adjusted for the number of shares granted to the extent performance conditions have been met at the balance sheet date and as determined using the treasury stock method.
Weighted average number of shares
The weighted average number of ordinary shares outstanding (on a basic basis) for H1 2023 includes the favorable impact 484,362 ordinary shares repurchased in H1 2023, 10,187,491 ordinary shares repurchased in H2 2022 prior to the share consolidation (equivalent share post consolidation: 2,037,498), and 1,280,914 ordinary shares repurchased after the share consolidation in H2 2022. See Note 15 for further discussion. Conditional awards of 1,760,805 and 7,491,252 (equivalent post consolidation approximately 1,498,000) were granted under the Group’s Long-Term Incentive Plan in H1 2023 and H1 2022, respectively.

	Q2 2023	Q2 2022	H1 2023	H1 2022
For the three and six months ended June 30	thousands	thousands	thousands	thousands
Weighted average shares on a basic basis	138,101	140,686	137,098	140,713
Dilution from share awards and options	4,629	6,595	4,531	6,162
Weighted average shares on a diluted basis	142,730	147,281	141,629	146,875

7. INTANGIBLE ASSETS

	Jun 30, 2023	Dec 31, 2022
Intangible assets, net of accumulated amortization and impairment	$m	$m
Products in development	42	36
Marketed products	153	29
Software	4	5
Total	199	70
The increase in marketed products is primarily due to the acquisition of Opiant which resulted in the recognition of an intangible asset related to the in-process research and development value for OPVEE® (nalmefene nasal spray), formerly the pipeline product OPNT003, for $126m (refer to Note 16). Upon approval by the U.S. Food and Drug Administration (FDA) in May 2023, the intangible asset became classified as a marketed product and amortization commenced over the patent life.
8. INVESTMENTS

	Jun 30, 2023	Dec 31, 2022
Current and non-current investments	$m	$m
Equity securities at FVPL	11	10
Debt securities held at amortized cost	86	109
Total investments, current	97	119
Debt securities held at amortized cost	93	98
Total investments, non-current	93	98
Total	190	217
The Group’s investments in debt and equity securities do not create significant credit risk, liquidity risk, or interest rate risk. Debt securities held at amortized cost consist of investment-grade debt. At June 30, 2023, approximately 25% of the Group's portfolio was invested in the banking sector; none of those securities were downgraded as a result of the recent market events in that sector.
As of June 30, 2023, expected credit losses for the Group’s investments held at amortized cost are deemed to be immaterial.

Fair value hierarchy
Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The different levels have been defined as follows:
• Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities
• Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
• Level 3: Unobservable inputs for the asset or liability
The Group’s only financial instruments which are measured at fair value are equity securities at FVPL. The fair value of equity securities at FVPL is based on quoted market prices on the measurement date.
The following table categorizes the Group’s financial assets measured at fair value by valuation methodology used in determining their fair value at June 30, 2023.

Financial assets at fair value	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Equity securities at FVPL	11	—	—	11
The Group also has certain financial instruments which are not measured at fair value. The carrying value of cash and cash equivalents, trade receivables, other assets, and trade and other payables is assumed to approximate fair value due to their short-term nature. At June 30, 2023, the carrying value of investments held at amortized cost was above the fair value by $2m, due to rising interest rates. The fair value of investments held at amortized cost was calculated based on quoted market prices which would be classified as Level 1 in the fair value hierarchy above.
9. CURRENT AND NON-CURRENT OTHER ASSETS

	Jun 30, 2023	Dec 31, 2022
Current and non-current other assets	$m	$m
Current prepaid expenses	21	14
Other current assets	13	13
Total other current assets	34	27
Non-current prepaid expenses	20	20
Other non-current assets	26	18
Total other non-current assets	46	38
Total	80	65
Non-current assets primarily represent the funding of surety bonds in relation to intellectual property related matters (see Note 13 for further discussion). Long-term prepaid expenses primarily relate to payments for contract manufacturing capacity.
10. FINANCIAL LIABILITIES – BORROWINGS
The table below sets out the current and non-current portion obligation of the Group’s term loan:

	Jun 30, 2023	Dec 31, 2022
Term loan	$m	$m
Term loan – current	(3)	(3)
Term loan – non-current	(236)	(237)
Total term loan	(239)	(240)
*Total term loan borrowings reflect the principal amount drawn including debt issuance costs of $6m (FY 2022: $6m).
At June 30, 2023, the term loan fair value was approximately 100% (FY 2022: 98%) of par value. The key terms of the term loan in effect at June 30, 2023, are as follows:

	Currency	Nominal interest margin	Maturity	Required annual repayments	Minimum liquidity
Term Loan facility	USD	SOFR + 0.26% + 5.25%	2027	1%	Larger of $100m or 50% of Loan Balance
The term loan amounting to $245m (FY 2022: $246m) is secured against the assets of certain subsidiaries of the Group in the form of guarantees issued by respective subsidiaries.
•Nominal interest margin is calculated as USD SOFR plus 26 bps, subject to a floor of 0.75%, plus a credit spread adjustment of 5.25%.
•There are no revolving credit commitments.

11. PROVISIONS AND OTHER LIABILITIES
Provisions

			Total			Total
	Current	Non-Current	Jun 30, 2023	Current	Non-Current	Dec 31, 2022
Current and non-current provisions	$m	$m	$m	$m	$m	$m
Multidistrict antitrust class and state claims	(188)	—	(188)	(290)	—	(290)
Federal false claims allegations	(5)	—	(5)	(5)	—	(5)
Intellectual property related matters	—	(3)	(3)	—	(3)	(3)
Other	(3)	(2)	(5)	(8)	(2)	(10)
Total provisions	(196)	(5)	(201)	(303)	(5)	(308)
The Group carries a current provision of $188m (FY 2022: $290m) for certain multidistrict antitrust class claims. Refer to Note 13, Antitrust Litigation and Consumer Protection for an update and details on related matters including the settlement reached with States in June 2023 for $103m. After payment of this settlement amount, the remaining $188m provision remains Indivior’s best estimate at this time of anticipated settlement for the remaining Plaintiffs in the Antitrust MDL. However, the Group cannot predict with any certainty whether Indivior Inc. will reach a settlement with the remaining Plaintiffs, and the final aggregate cost of these matters, whether resolved by settlement or trial, may be materially different. The effect of discounting was not material.
The Group carries a provision of $5m (FY 2022: $5m) pertaining to all outstanding False Claims Act Allegations as discussed in Note 13. These matters are expected to be settled within the next 12 months and are not expected to materially change.
The Group carries a provision of $3m (FY 2022: $3m ) for intellectual property related matters (see Note 13, Intellectual property related matters). The Group does not expect the remaining matters to be settled within a year and therefore the provision is classified as non-current.
Other provisions totaling $5m (FY 2022: $10m) primarily represent general legal matters expected to be settled within the next 12 months and retirement benefit costs which are not expected to be settled within one year.
Other liabilities

			Total			Total
	Current	Non-Current	Jun 30, 2023	Current	Non-Current	Dec 31, 2022
Current and non-current other liabilities	$m	$m	$m	$m	$m	$m
DOJ resolution	(51)	(343)	(394)	(52)	(392)	(444)
Intellectual property related matters	(11)	—	(11)	(10)	(11)	(21)
RB indemnity settlement	(8)	(15)	(23)	(8)	(22)	(30)
Share repurchase	—	—	—	(9)	—	(9)
Other	—	(10)	(10)	—	(3)	(3)
Total other liabilities	(70)	(368)	(438)	(79)	(428)	(507)
DOJ Resolution Agreement
In July 2020, the Group settled criminal and civil liability with the United States Department of Justice (DOJ), the U.S. Federal Trade Commission (FTC), and U.S. state attorneys general in connection with a multi-count indictment brought in April 2019 by a grand jury in the Western District of Virginia, a civil lawsuit joined by the DOJ in 2018, and an FTC investigation. In November 2020, the first payment of $103m (including interest) was made. In January 2022 and 2023, additional payments of $54m and $53m (including interest) were made pursuant to the resolution agreement, respectively. Subsequently, four annual installments of $50m plus interest will be due every January 15 from 2024 to 2027 with the final installment of $200m due in December 2027. Interest accrues at 1.25% on certain portions of the resolution which will be paid together with the annual installment payments. For non-interest-bearing portions, the liability has been recorded at the net present value based on timing of the estimated payments and using a discount rate equal to the interest rate on the interest-bearing portions. In H1 2023, the Group recorded interest expense totaling $3m (H1 2022: $3m).
Under the terms of the resolution agreement with the DOJ, the Group has agreed to compliance terms regarding its sales and marketing practices. Compliance with these terms is subject to annual Board and CEO certifications submitted to the U.S. Attorney’s Office. As part of the resolution with the FTC and as detailed in the text of the stipulated order, for a ten-year period Indivior Inc. is required to make specified disclosures to the FTC and is prohibited from certain conduct.

In addition to the resolution agreement, the Group entered into a five-year Corporate Integrity Agreement with the HHS Office of the Inspector General (HHS-OIG), pursuant to which the Group committed to promote compliance with laws and regulations and committed to the ongoing evolution of an effective compliance program, including written standards, training, reporting, and monitoring procedures. The Group is subject to reporting and monitoring requirements, including annual reports and compliance certifications from key management and the Board’s Nominating & Governance Committee, which is submitted to HHS-OIG. In addition, the Group is subject to monitoring by an Independent Review Organization, which submits audit findings to HHS-OIG, and review by a Board Compliance Expert, who prepared a compliance assessment report in the first reporting period and will prepare a compliance assessment report in the third reporting period.
To date, the Group reasonably believes it has met all of the requirements specified in these three agreements.
IP related matters
The Group has other liabilities for intellectual property related matters totaling $11m (FY 2022: $21m), which relates to the settlement of intellectual property litigation with DRL in June 2022. Under the settlement agreement, the Group made payments to DRL of $50m in June 2022 and $10m in March 2023 with a final payment due in 2024. This liability has been recorded at the net present value, using a market interest rate at the time of the settlement determined to be 4.50%, considering the timing of payments and other factors. In H1 2023, the Group recorded $nil of finance expense (H1 2022: $1m) for time value of money on the liability.
RB indemnity settlement
In January 2021, the Group reached a settlement with RB to resolve claims which RB issued in the Commercial Court in London in November 2020, seeking indemnity under the Demerger Agreement between amongst others, RB and the Group (Demerger Agreement). Pursuant to the settlement, RB withdrew the U.S. $1.4b claim to release the Group from any claim for indemnity under the Demerger Agreement relating to the DOJ and FTC settlements which RB entered into in July 2019, as well as other claims for indemnity arising from those matters. The Group agreed to pay RB a total of $50m and has agreed to release RB from any claims to seek damages relating to its settlement with the DOJ and the FTC. The Group made an initial payment of $10m in February 2021, followed by installment payments of $8m in January 2022 and 2023. Subsequently, annual installment payments of $8m will be due every January from 2024 to 2026. The Group carries a liability totaling $23m (FY 2022: $30m) related to this settlement. This liability has been recorded at the net present value, using a market interest rate at the time of the settlement determined to be 3.75%, considering the timing of payments and other factors.
Other
Other liabilities primarily represent employee related liabilities and deferred revenue related to a supply agreement, which are non-current as of June 30, 2023.
12. CONTINGENT LIABILITIES
The Group has assessed certain legal and other matters to be not probable based upon current facts and circumstances, including any potential impact the DOJ resolution could have on these matters. Where liabilities related to these matters are determined to be possible, they represent contingent liabilities. Except for those matters discussed in Note 13 under "Multidistrict Antitrust Class and State Claims", “False Claims Act Allegations”, and “Intellectual Property Related Matters”, for which liabilities or provisions have been recognized, Note 13 sets out the details for legal and other disputes for which the Group has assessed as contingent liabilities. Where the Group believes that it is possible to reasonably estimate a range for the contingent liability this has been disclosed.
13. LEGAL PROCEEDINGS
There are certain ongoing legal proceedings or threats of legal proceedings in which the Group is a party, but in which the Group believes the possibility of an adverse impact is remote and they are not discussed in this Note 13.
Antitrust Litigation and Consumer Protection
Multidistrict Antitrust Class and State Claims
•Civil antitrust claims were filed by a group of plaintiffs (the "Plaintiffs") that generally allege, among other things, that Reckitt Benckiser Pharmaceuticals, Inc. (“RBPI,” now known as Indivior Inc.) violated U.S. federal and/or state antitrust and consumer protection laws in attempting to delay generic entry of alternatives to SUBOXONE Tablets. Plaintiffs further allege that RBPI unlawfully acted to lower the market share of these products. These matters are pending in multidistrict litigation (the "Antitrust MDL") in federal court in the Eastern District of Pennsylvania. Trial is currently scheduled for October 30, 2023.
•As part of a mediation process, in the first quarter of 2023, the three groups that comprised the Plaintiffs — (i) 41 states and the District of Columbia (the "States), (ii) the end payors and (iii) the direct purchasers — and Indivior Inc. submitted monetary demands and offers. Subsequent negotiations with the States led to Indivior Inc. reaching a settlement for $103m on June 1, 2023. After payment of the state settlement amount, the remaining $188m provision remains Indivior’s best estimate at this time of a potential aggregate settlement for the remaining Plaintiffs in the Antitrust MDL. Additional mediation sessions with the remaining Plaintiffs may take place in the future.

•Indivior Inc. is preparing for trial while it continues to explore the possibility of settlement with the remaining Plaintiff classes. The Directors continue to believe the near-term litigation outcomes can be appropriately managed and that, should such ongoing legal proceedings go to trial, the Group has meritorious defenses against liability, and meritorious arguments that could substantially reduce claimed damages, should liability be found. However, if Indivior Inc. were found liable in respect of the remaining Antitrust MDL claims, if the Plaintiffs were awarded damages, and if the Group were to be unable to significantly reduce the claimed damages at trial or in any subsequent proceeding (and considering treble damages to be awarded under U.S. antitrust laws), then the Group’s financial position, results and future cash flows would be materially adversely affected and the amount of damages would exceed the Group’s resources to pay. There is a reasonable prospect the timing of any appeal (or any subsequent proceeding) and/or required payment of the damages could now fall within the going concern period. See Note 1.
•If Indivior Inc. were to lose at trial, it would look to appeal the verdict.
Other Antitrust and Consumer Protection Claims
•In 2013, RBPI, (now known as Indivior Inc.) received notice that it and other companies were defendants in a lawsuit initiated by writ in the Philadelphia County (Pennsylvania) Court of Common Pleas. See Carefirst of Maryland, Inc. et al. v. Reckitt Benckiser Inc., et al., Case. No. 2875, December Term 2013. The plaintiffs include approximately 79 entities, most of which appear to be insurance companies or other providers of health benefits plans. The Carefirst Plaintiffs have not served a complaint, but they have indicated that their claims are related to those asserted in the Antitrust MDL. The Carefirst case remains pending.
•In 2020, the Group was served with lawsuits filed by several insurance companies, some of whom are proceeding both on their own claims and through the assignment of claims from affiliated companies. Cases filed by (1) Humana Inc. and (2) Centene Corporation, Wellcare Healthcare Plans, Inc., New York Quality Healthcare Corp. (d/b/a Fidelis Care), and Health Net, LLC were pending in the Eastern District of Pennsylvania. The complaints were dismissed in July 2021. The plaintiffs filed Notices of Appeal in August 2021 to the United States Court of Appeals for the Third Circuit (“Third Circuit”). The Third Circuit affirmed the district court's dismissal by opinion and order dated December 15, 2022. Humana also filed a Complaint in state court in Kentucky on August 20, 2021 with substantially the same claims as were raised in the federal court case. See Humana Inc. v. Indivior Inc., No. 21-CI-004833 (Ky. Cir. Ct.) (Jefferson Cnty). That case was stayed pending a decision by the Third Circuit, and remains stayed. Centene Corporation and the above-referenced related companies filed a complaint in the Circuit Court for the County of Roanoke, Virginia alleging similar claims on January 13, 2023 following the mandate from the Third Circuit affirming the district court's dismissal. See Centene Corp. v. Indivior Inc., No. CL23000054-00 (Va. Cir. Ct.) (Roanoke Cnty). Indivior has not been served in the Centene action.
•Cases filed by (1) Blue Cross and Blue Shield of Massachusetts, Inc., Blue Cross and Blue Shield of Massachusetts HMO Blue, Inc., (2) Health Care Service Corp., (3) Blue Cross and Blue Shield of Florida, Inc., Health Options, Inc., (4) BCBSM, Inc. (d/b/a Blue Cross and Blue Shield of Minnesota) and HMO Minnesota (d/b/a Blue Plus), (5) Molina Healthcare, Inc., and (6) Aetna Inc. are pending in the Circuit Court for the County of Roanoke, Virginia. See Health Care Services Corp. v. Indivior Inc., No. CL20-1474 (Lead Case) (Va. Cir. Ct.) (Roanoke Cnty). These plaintiffs have asserted claims under federal and state RICO statutes, state antitrust statutes, state statutes prohibiting unfair and deceptive practices, state statutes prohibiting insurance fraud, and common law fraud, negligent misrepresentation, and unjust enrichment. In June 2021, defendants’ motion to stay was denied and certain claims were dismissed without prejudice. The plaintiffs filed amended complaints, and the Group filed demurrers seeking dismissal of some of the asserted claims. The court sustained in part and overruled in part the Group's demurrers. Separately, Indivior Inc. filed counterclaims against several plaintiffs alleging violations of certain insurance fraud statutes. The plaintiffs demurred. A hearing on the plaintiffs' demurrers to Indivior Inc.'s counterclaims was held on July 17, 2023. The court overruled the plaintiffs' demurrers. On July 16, Indivior Inc. and BCBSM, Inc. and HMO Minnesota agreed to mutual releases and settlement. A jury trial on the Group's pleas in bar has been set for October 30 — November 3, 2023. A jury trial on the merits has been set for July 15, 2024 — August 8, 2024.
•The Group is still in the process of evaluating the claims, believes it has meritorious defenses, and intends to defend itself. No estimate of the range of potential loss can be made at this time.
Civil Opioid Litigation
•The Group has been named as a defendant in more than 400 civil lawsuits alleging that manufacturers, distributors, and retailers of opioids engaged in a longstanding practice to market opioids as safe and effective for the treatment of long-term chronic pain to increase the market for opioids and their own market shares for opioids, or alleging individual personal injury claims. Most of these cases have been consolidated and are pending in a federal multi-district litigation ("the Opioid MDL") in the U.S. District Court for the Northern District of Ohio. See In re National Prescription Opiate Litigation, MDL No. 2804 (N.D. Ohio). Nearly 2/3 of the cases in the Opioid MDL were filed by cities and counties, while nearly 1/3 of the cases were filed by individual plaintiffs, most of whom assert claims relating to neonatal abstinence syndrome ("NAS"). Litigation against the Group in the Opioid MDL is stayed. Motions to remand have been denied or withdrawn in more than 50 cases to which the Group is a party (among numerous other defendants). Motions to remand remain pending in additional cases to which the Group is a party.

•The court in the Opioid MDL held a status conference on June 22, 2022, with county and municipality plaintiffs and certain manufacturer defendants (including the Group) and distributor defendants to discuss what information the parties needed to proceed, whether the parties would entertain settlement and whether there should be any bellwether trials from this subset of plaintiffs and defendants. During the status conference and at subsequent conferences, the court expressed its view that no additional bellwether trials should be needed for these cases, provided that the parties were progressing on a settlement track. By order dated February 28, 2023, the court indicated that it will not select hospital cases for bellwether trials at this time, and set forth a process for selecting six bellwether third-party payor trials. The court subsequently ordered third-party payor plaintiffs to dismiss by July 7, 2023 any cases in which they are not willing to serve as a bellwether trial. A status conference concerning all remaining Tier 2 and Tier 3 defendants has been set for September 27, 2023.
•Regarding civil opioid cases not in the Opioid MDL:
◦In 2017, Indivior Inc. was named as one of numerous defendants in International Brotherhood of Electrical Workers Local 728 Family Healthcare Plan v. Allergan, PLC et al., Case ID: 190303872 (C.P. Phila. Cnty). That case was consolidated with Lead Case No. 2017-008095 in Delaware County and stayed.
◦Indivior also was named as one of numerous defendants in various other federal and state court cases that are not in the Opioid MDL and were brought by municipalities. Many were only recently filed. Indivior's deadline to respond to the complaint filed by the City of Atlanta and other Georgia counties in the federal district court in the Northern District of Georgia has been set for September 1, 2023. Indivior is not yet required to respond to the complaints in the remaining actions.
◦Indivior Inc. was named as a defendant in five individual complaints filed in West Virginia state court that were transferred to West Virginia's Mass Litigation Panel. See In re Opioid Litigation, No. 22-C-9000 NAS (W.V. Kanawha Cnty. Cir. Ct.) ("WV MLP Action"). All five of Indivior Inc.'s cases in the WV MLP Action involved claims related to NAS. Indivior Inc. moved to dismiss all five complaints on January 30, 2023. By order dated April 17, 2023, the court granted Indivior's motions to dismiss. The plaintiffs filed a notice of appeal on June 30, 2023.
•Given the status and preliminary stage of litigation in both the Opioid MDL and the separate federal and state court actions, no estimate of possible loss in the opioid litigation can be made at this time.
False Claims Act Allegations
•In August 2018, the United States District Court for the Western District of Virginia unsealed a declined qui tam complaint alleging causes of action under the Federal and state False Claims Acts against certain entities within the Group predicated on best price issues and claims of retaliation. See United States ex rel. Miller v. Reckitt Benckiser Group PLC et al., Case No. 1:15-cv-00017 (W.D. Va.). The suit also seeks reasonable attorneys’ fees and costs. The Group filed a Motion to Dismiss in June 2021. The case was stayed for mediation in September 2021, but the parties did not reach agreement. In March 2022, Relator submitted a request for oral argument on the Motion to Dismiss. The court thereafter stayed proceedings pending decisions by the U.S. Court of Appeals for the Fourth Circuit and the Supreme Court of the United States in certain False Claims Act cases. On June 2, 2023, the court vacated the stay and ordered the parties to submit briefs regarding the effects of Supervalu on the pending motion to dismiss. The parties have submitted their briefs, but the court has not yet ruled on Indivior's motion to dismiss.
•In May 2018, Indivior Inc. received an informal request from the United States Attorney’s Office (“USAO”) for the Southern District of New York, seeking records relating to the SUBOXONE Film manufacturing process. The Group is discussing with the USAO certain information and allegations that the government received regarding SUBOXONE Film.
UK Shareholder Claims
•On September 21, 2022, certain shareholders issued representative and multiparty claims against Indivior PLC in the High Court of Justice for the Business and Property Courts of England and Wales, King’s Bench Division. On January 16, 2023, the representative served its Particular of Claims setting forth in more detail the claims against the Group, while the same law firm that represents the representative also sent its draft Particular of Claims for the multiparty action. The claims made in both the representative and multiparty actions generally allege that Indivior PLC violated the UK Financial Services and Markets Act 2000 (“FSMA 2000”) by making false or misleading statements or material omissions in public disclosures, including the 2014 Demerger Prospectus, regarding an alleged product-hopping scheme regarding the switch from SUBOXONE tablets to SUBOXONE film. Indivior PLC filed an application to strike out the representative action on February 27, 2023. A hearing on the application to strike out has been scheduled for November 20-21, 2023.
•The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.

Intellectual Property Related Matters
•Various subsidiaries of the Group filed actions against Alvogen Pine Brook LLC and Alvogen Inc. (together, “Alvogen”) in the United States District Court for the District of New Jersey (the "NJ District Court") alleging that Alvogen’s generic buprenorphine/naloxone film product infringes U.S. Patent Nos. 9,687,454 (the "454 Patent") and 9,931,305 (the "305 Patent") in 2017 and 2018, respectively. The cases were consolidated in May 2018. In January 2019, the NJ District Court granted Indivior a temporary restraining order (“TRO”) to restrain the launch of Alvogen’s generic buprenorphine/naloxone film product pending a trial on the merits of the ’305 Patent, and the subsidiaries of the Group that were a party to the case were required to post a surety bond of $36m. The parties entered into an agreement whereby Alvogen was enjoined from selling in the U.S. its generic buprenorphine/naloxone film product unless and until the Court of Appeals for the Federal Circuit ("CAFC") issued a mandate vacating Indivior’s separate preliminary injunction entered against Dr. Reddy's Laboratories, Inc. ("DRL") in a related case. The CAFC’s mandate vacating Indivior’s preliminary injunction as to DRL issued in February 2019, and Alvogen launched its generic product. Any sales in the U.S. by Alvogen are on an “at-risk” basis, subject to the ongoing litigation against Alvogen in the NJ District Court. In November 2019, Alvogen filed an amended answer alleging various antitrust counterclaims. In January 2020, Indivior and Alvogen stipulated to noninfringement of the ’305 Patent under the court’s claim construction, but Indivior retained its rights to appeal the construction and pursue its infringement claims pending appeal. Indivior’s infringement claims concerning the ’454 Patent and Alvogen’s antitrust counterclaims remain pending in the NJ District Court. In June 2022, the parties participated in court-ordered mediation. The parties did not reach settlement. On June 26, 2023, the court denied Alvogen's motion for summary judgment on Indivior's patent claims, and granted in part and denied in part Indivior's motion for summary judgment on Alvogen's antitrust counterclaims. No trial date has been set.
14. TRADE AND OTHER PAYABLES

	Jun 30, 2023	Dec 31, 2022
	$m	$m
Accrual for rebates, discounts and returns	(463)	(428)
Accounts payable	(53)	(36)
Accruals and other payables	(156)	(138)
Other tax and social security payable	(17)	(15)
Total trade and other payables	(689)	(617)
15. SHARE CAPITAL

	Equity ordinary shares	Nominal value paid per share	Aggregate nominal value $m
Issued and fully paid
At January 1, 2023	136,480,995	$0.50	68
Ordinary shares issued	1,881,946	$0.50	1
Shares repurchased and cancelled	(484,362)	$0.50	—
At June 30, 2023	137,878,579		69

	Equity ordinary shares	Nominal value paid per share	Aggregate nominal value $m
Issued and fully paid
At January 1, 2022	702,439,638	$0.10	70
Ordinary shares issued	3,840,414	$0.10	1
Shares repurchased and cancelled	(7,883,597)	$0.10	(1)
At June 30, 2022	698,396,455		70
Ordinary shares issued
During the period, 1,881,946 ordinary shares at $0.50 each (H1 2022: 3,840,414 at $0.10 each) were issued to satisfy vesting/exercises under the Group’s Long-Term Incentive Plan and U.S. Employee Stock Purchase Plan. In H1 2023, net settlement of tax on employee equity awards was $21m (H1 2022: $10m).
Share consolidation
In October 2022, the Company completed a share consolidation. Shareholders received 1 new Ordinary share with a nominal value of $0.50 each for every 5 previously existing Ordinary shares which had a nominal value of $0.10 each.

Shares repurchased and cancelled
On May 3, 2022, the Group commenced a share repurchase program for an aggregate purchase price up to no more than $100m or 39,698,610 of ordinary shares, (equivalent shares post consolidation: 7,939,722) which concluded on February 28, 2023. During the period, the Group repurchased and cancelled 484,362 of the Company’s ordinary shares at $0.50 per share. In H1 2022, 7,883,597 ordinary shares at $0.10 (equivalent shares post consolidation: 1,576,719) were repurchased and cancelled for an aggregate nominal value of $1m, including 256,055 ordinary shares purchased as part of the Group’s share repurchase program executed in 2021 and cancelled in January 2022.
All ordinary shares repurchased under share repurchase programs were cancelled resulting in a transfer of the aggregate nominal value to a capital redemption reserve. The total cost of the purchases made under the share repurchase program during the period, including directly attributable transaction costs, was $11m (H1 2022: $29m). Total purchases under the share repurchase program will be made out of distributable profits.
16. ACQUISITION OF OPIANT
On March 2, 2023, the Group acquired 100% of the share capital of Opiant, which at the time was a publicly traded company in the United States, for upfront cash consideration of $146m and an additional amount to be potentially paid upon achievement of net sales milestones. Opiant was a specialty pharmaceutical company focusing on developing drugs for addictions and drug overdose. As a result of the acquisition, the Group added OPVEE (nalmefene nasal spray), formerly the pipeline product OPNT003, an opioid overdose treatment well-suited to confront illicit synthetic opioids like fentanyl, to its addiction and science portfolio. In May 2023, OPVEE was approved by the FDA.
Management elected to apply the optional concentration test under IFRS 3. For the acquisition of Opiant, substantially all of the fair value of the gross assets acquired was concentrated in the in-process research and development associated with OPVEE. As substantially all of the fair value of the gross assets acquired (excluding cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities) were concentrated in a single asset, the Group accounted for the transaction as an asset acquisition. With the closing of this transaction, a relative fair value approach was taken for allocating the purchase consideration to the acquired assets and liabilities with no goodwill recognized. The Group recorded an intangible asset associated with OPVEE for $126m (refer to Note 7). The Group used a multi-period excess earnings method, a form of the income approach, to determine the fair value of the intangible asset.
As part of the acquisition of Opiant, the Group agreed to provide a maximum of $8.00 per share in Contingent Value Rights (CVR) post-acquisition. The Group will pay $2.00 per CVR for each of the following net revenue thresholds achieved by OPNT003, during any period of four consecutive quarters prior to the seventh anniversary of the U.S. commercial launch: (i) $225m, (ii) $300m and (iii) $325m. The remaining (iv) $2.00 per CVR would be paid if OPNT003 achieves net revenue of $250m during any period of four consecutive quarters prior to the third anniversary of the U.S. commercial launch. The potential undiscounted payout of contingent consideration ranges from nil to $68 million based on the achievement of the milestones. The Group accounts for contingent consideration associated with asset acquisitions using a cost accumulation model. No liabilities are initially recognized at the date of acquisition. When an obligation associated with a variable payment is no longer uncertain, it is capitalized as part of the cost of the asset, as it represents a direct cost of the acquisition.
An initial recognition exception applies to the tax attributes acquired whereby only certain items are recognized with the transaction, such as net operating loss carryforwards, other tax carryforwards, and tax credits. Such attributes totaled $9m, recorded as deferred tax assets.
The cash outflow for the acquisition was $124m, net of cash acquired. Direct transaction costs of $10m are included in this cash outflow and capitalized as a component of the total cost of the asset acquisition. Of the $146m upfront consideration, $2m represents acceleration of vesting of employee share compensation and has been recognized as a post-combination expense. As part of the acquisition, the Group assumed outstanding debt of $10m which was settled and included as a cash outflow from financing activities.
Additional acquisition-related costs of $16m were incurred in H1 2023 and included in selling, general, and administrative expenses, primarily relating to severance, acceleration of vesting of Opiant employee share compensation, and short-term retention accruals.

The following table summarizes the net assets acquired:

Net assets acquired	$m
Cash and cash equivalents	30
Inventories	3
Right-of-use assets	2
Intangible assets	126
Deferred tax assets	9
Other assets	6
Trade and other payables	(10)
Lease liabilities	(2)
Borrowings	(10)
Total net assets acquired	154

DIRECTORS’ RESPONSIBILITY STATEMENT
The Directors confirm that these condensed consolidated interim financial statements have been prepared in accordance with UK adopted International Accounting Standard 34, "Interim Financial Reporting" and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority ("DTR") and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:
•an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
•material related-party transactions in the first six months and any material changes in the related-party transactions described in the last annual report.
The Directors are responsible for the maintenance and integrity of the Group’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Details of Indivior PLC’s Directors are available on our website at www.indivior.com

By order of the Board

Mark Crossley	Ryan Preblick
Chief Executive Officer	Chief Financial Officer

July 26, 2023

Independent review report to Indivior PLC
Report on the condensed consolidated interim financial statements

Our conclusion
We have reviewed Indivior PLC’s condensed consolidated interim financial statements (the “interim financial statements”) in the H1 and Q2 2023 Financial Results of Indivior PLC for the three and six month periods ended 30 June 2023.
Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.
The interim financial statements comprise:
•the Condensed consolidated interim balance sheet as at 30 June 2023;
•the Condensed consolidated interim income statement and Condensed consolidated interim statement of comprehensive income for the three and six month periods then ended;
•the Condensed consolidated interim cash flow statement for the six month period then ended;
•the Condensed consolidated interim statement of changes in equity for the six month period then ended; and
•the explanatory notes to the interim financial statements.
The interim financial statements included in the H1 and Q2 2023 Financial Results of Indivior PLC have been prepared in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
We have read the other information contained in the H1 and Q2 2023 Financial Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Material uncertainty relating to going concern
In forming our conclusion on the interim financial statements, which is not modified, we have considered the adequacy of the disclosure made in notes 1, 12 and 13 to the interim financial statements that describes the status of the ongoing Multidistrict Antitrust Class and State Claims (Antitrust MDL).
The Directors consider that if Indivior Inc. were found liable in a trial to the remaining Antitrust MDL Plaintiffs, the Plaintiffs were awarded damages and if the Group were to be unable to reduce the claimed damages at trial or in any subsequent proceeding (and considering treble damages to be awarded under US antitrust laws), then its financial position, results and future cash flows would be materially adversely affected and would exceed the Group’s resources to pay. There is a reasonable prospect the timing of any appeal (or any subsequent proceeding) and/or required payment of the damages could now fall within the going concern assessment period.
As explained in Note 1 to the interim financial statements, the matter noted above indicates the existence of a material uncertainty which may cast significant doubt over the Group’s ability to continue as a going concern. However, the Directors have concluded the going concern basis of accounting remains appropriate for the accounting and preparation of the interim financial statements, with the addition of the material uncertainty over going concern as described in Note 1. The interim financial statements do not include the adjustments that would result if the group were unable to continue as a going concern.
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately applied the going concern basis of accounting in the preparation of the interim financial statements.

Responsibilities for the interim financial statements and the review
Our responsibilities and those of the directors
The H1 and Q2 2023 Financial Results, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the H1 and Q2 2023 Financial Results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. In preparing the H1 and Q2 2023 Financial Results, including the interim financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.
Our responsibility is to express a conclusion on the interim financial statements in the H1 and Q2 2023 Financial Results based on our review. Our conclusion is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
London
26 July 2023

APPENDIX: ADJUSTED RESULTS
Exceptional items and other adjustments
Exceptional items and other adjustments represent significant expenses or income that do not reflect the Group’s ongoing operations or the adjustment of which may help with the comparison to prior periods. Exceptional items and other adjustments are excluded from adjusted results consistent with the internal reporting provided to management and the Directors. Examples of such items could include income or restructuring and related expenses from the reconfiguration of the Group’s activities and/or capital structure, amortization of acquired intangible assets, impairment of current and non-current assets, gains and losses from the sale of intangible assets, certain costs arising as a result of significant and non-recurring regulatory and litigation matters, and certain tax related matters.
Adjusted results are not measures defined by IFRS and are not a substitute for, or superior to, reported results presented in accordance with IFRS. Adjusted results as presented by the Group are not necessarily comparable to similarly titled measures used by other companies. As a result, these performance measures should not be considered in isolation from, or as a substitute analysis for, the Group's reported results presented in accordance with IFRS. Management performs a quantitative and qualitative assessment to determine if an item should be considered for adjustment. The table below sets out exceptional items and other adjustments recorded in each period:

	Q2 2023	Q2 2022	H1 2023	H1 2022
For the three and six months ended June 30	$m	$m	$m	$m
Exceptional items and other adjustments within cost of sales
Amortization of acquired intangible assets[1]	(2)	—	(2)	—
Total exceptional items and other adjustments within cost of sales	(2)	—	(2)	—

Exceptional items and other adjustments within SG&A
Acquisition-related costs[2]	(4)	—	(16)	—
U.S. listing costs[3]	(4)	(2)	(6)	(2)
Total exceptional items and other adjustments within SG&A	(8)	(2)	(22)	(2)

Exceptional items and other adjustments within net other operating income
Insurance reimbursement[4]	—	5	—	5
Total exceptional items and other adjustments within net other operating income	—	5	—	5

Total exceptional items and other adjustments before taxes	(10)	3	(24)	3
Tax on exceptional items and other adjustments	1	—	3	—
Exceptional tax items[5]	(8)	—	(8)	—
Total exceptional items and other adjustments	(17)	3	(29)	3
1.With the acquisition of Opiant and approval of OPVEE, the Group reported adjusted cost of sales to exclude amortization of acquired intangible assets on a prospective basis from Q2 2023. Prior period adjusted results have not been restated as the impact is not material.
2.In H1 2023 and Q2 2023, the Group recognized $16m and $4m of exceptional costs related to the acquisition of Opiant (refer to Note 16).
3.In H1 2023 and Q2 2023, the Group recognized $6m and $4m of exceptional costs in preparation for a potential additional listing of Indivior shares on a major U.S. exchange (H1 2023 and Q2 2023: $2m).
4.The Group recognized $5m of exceptional income in Q2 2022 related to the proceeds received from a Directors' & Officers' insurance reimbursement claim.
5.Exceptional tax items are comprised of $5m write off of deferred tax assets and tax expense due to limitation on the deduction of executive compensation by U.S. publicly traded companies and $3m change in estimate as to the tax benefit of legal provisions booked in the prior year.
Adjusted results
Management provides certain adjusted financial measures which may be useful to investors. These adjusted financial measures exclude items which do not reflect the Group's day-to-day operations and therefore may help with comparisons to prior periods or among companies. Occasionally, management may use these financial measures to better understand trends in the business.

The tables below show the list of adjustments between the reported and adjusted results for both Q2/H1 2023 and Q2/H1 2022.
Reconciliation of gross profit to adjusted gross profit

	Q2 2023	Q2 2022	H1 2023	H1 2022
For the three and six months ended June 30	$m	$m	$m	$m
Gross profit	226	183	440	353
Exceptional items and other adjustments in cost of sales	2	—	2	—
Adjusted gross profit	228	183	442	353
Reconciliation of selling, general and administrative expenses to adjusted selling, general and administrative expenses

	Q2 2023	Q2 2022	H1 2023	H1 2022
For the three and six months ended June 30	$m	$m	$m	$m
Selling, general and administrative expenses	(133)	(109)	(264)	(217)
Exceptional items and other adjustments in selling, general and administrative expenses	8	2	22	2
Adjusted selling, general and administrative expenses	(125)	(107)	(242)	(215)
Reconciliation of operating profit to adjusted operating profit

	Q2 2023	Q2 2022	H1 2023	H1 2022
For the three and six months ended June 30	$m	$m	$m	$m
Operating profit	61	63	118	117
Exceptional items and other adjustments in cost of sales	2	—	2	—
Exceptional items and other adjustments in selling, general and administrative expenses	8	2	22	2
Exceptional items and other adjustments in net other operating income	—	(5)	—	(5)
Adjusted operating profit	71	60	142	114
Reconciliation of profit before taxation to adjusted profit before taxation

	Q2 2023	Q2 2022	H1 2023	H1 2022
For the three and six months ended June 30	$m	$m	$m	$m
Profit before taxation	62	58	120	106
Exceptional items and other adjustments in cost of sales	2	—	2	—
Exceptional items and other adjustments in selling, general and administrative expenses	8	2	22	2
Exceptional items and other adjustments in net other operating income	—	(5)	—	(5)
Adjusted profit before taxation	72	55	144	103
Reconciliation of tax expense to adjusted tax expense

	Q2 2023	Q2 2022	H1 2023	H1 2022
For the three and six months ended June 30	$m	$m	$m	$m
Tax expense	(23)	(10)	(37)	(17)
Tax on exceptional items and other adjustments	(1)	—	(3)	—
Exceptional tax items	8	—	8	—
Adjusted tax expense	(16)	(10)	(32)	(17)

Reconciliation of net income to adjusted net income

	Q2 2023	Q2 2022	H1 2023	H1 2022
For the three and six months ended June 30	$m	$m	$m	$m
Net income	39	48	83	89
Exceptional items and other adjustments in cost of sales	2	—	2	—
Exceptional items and other adjustments in selling, general and administrative expenses	8	2	22	2
Exceptional items and other adjustments in net other operating income	—	(5)	—	(5)
Tax on exceptional items and other adjustments	(1)	—	(3)	—
Exceptional tax items	8	—	8	—
Adjusted net income	56	45	112	86
Adjusted diluted earnings per share
Management believes that diluted earnings per share, adjusted for the impact of exceptional items and other adjustments after the appropriate tax amount, may provide meaningful information on underlying trends to shareholders in respect of earnings per ordinary share. A reconciliation of net income to adjusted net income is included above.